Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS
PROPOSED ELECTION AND APPOINTMENT OF SUPERVISORS
PROVISION OF GUARANTEE FOR SUBSIDIARIES AND
AFFILIATED COMPANIES AND

RELEVANT AUTHORIZATION TO THE BOARD

GENERAL MANDATE TO ISSUE BONDS

GENERAL MANDATE TO ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS, THE PROPOSED ELECTION AND APPOINTMENT OF SUPERVISORS, THE PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD (AS DEFINED BELOW), THE BOND ISSUE MANDATE (AS DEFINED BELOW) AND THE SHARE ISSUE MANDATE (AS DEFINED BELOW), SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE ANNUAL GENERAL MEETING.

A notice convening the AGM to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 11 June 2020 at 9 a.m. is set out on pages 18 to 23 of this circular. A form of proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (i.e., by not later than 9:00 a.m., on Wednesday, 10 June 2020). Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

22 April 2020

— i —

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 11 June 2020 at 9 a.m.

“AGM Notice”	the notice of the AGM as set out on pages 18 to 23 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“CNPC”	China National Petroleum Corporation, the controlling Shareholder of the Company, which holds 80.25% equity interests in the Company as of the date of this circular

“Company” or “the Company”

PetroChina Company Limited (中 國 石 油 天 然 氣 股 份 有 限 公 司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Share(s)”

the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Shanghai Listing Rules”	the Rules Governing the Listing of Securities on Shanghai Stock Exchange

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	The supervisor(s) of the Company

“Supervisory Committee”	The supervisory committee of the Company

LETTER FROM THE BOARD

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Dai Houliang (Chairman)	World Tower
Li Fanrong (Vice Chairman)	16 Andelu
Liu Yuezhen	Dongcheng District
Lv Bo	Beijing 100011
Jiao Fangzheng	PRC
Duan Liangwei
Lin Boqiang*	Office Address:
Zhang Biyi*	9 Dongzhimen North Street
Elsie Leung Oi-sie*	Dongcheng District
Tokuchi Tatsuhito*	Beijing 100007
Simon Henry*	PRC

*Independent non-executive Directors

22 April 2020

To the Shareholders

Dear Sir/Madam,

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS
PROPOSED ELECTION AND APPOINTMENT OF SUPERVISORS
PROVISION OF GUARANTEE FOR SUBSIDIARIES AND
AFFILIATED COMPANIES AND

RELEVANT AUTHORIZATION TO THE BOARD

GENERAL MANDATE TO ISSUE BONDS

GENERAL MANDATE TO ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed election and appointment of Directors, the proposed election and appointment of Supervisors, the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board (as defined below), the Bond Issue Mandate (as defined below) and the Share Issue Mandate (as defined below) in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

In accordance with the Articles of Association, the Board shall be composed of 11 to 15 members elected by the Shareholders’ general meeting and all Directors will hold office for a term of three years. A Director may be re-elected upon the expiry of his or her term. The terms of the Directors, namely Mr. Liu Yuezhen, Mr. Duan Liangwei, Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry, will expire on the date of the forthcoming AGM. Among them, Mr. Lin Boqiang and Mr. Zhang Biyi, both being independent non-executive Directors, will not participate in the re- election of Directors due to regulatory limitation on term of office.

The proposals for re-election and election of the following candidates as Directors (the “Director Candidates”) will be put forward to the Shareholders for review and approval by way of ordinary resolutions at the forthcoming AGM. The term of office of the Director Candidates, if elected, will be three years, which will commence on the date when the relevant resolutions are approved at the AGM. The Director Candidates’ emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders at the AGM by reference to their duties, responsibilities and performance and the results of the Group.

Director Candidates	Current position(s) in the Company	Proposals

Liu Yuezhen	Non-executive Director	Re-elected to be a Director

Duan Liangwei	Executive Director and President	Re-elected to be a Director

Elsie Leung Oi-sie (female)	Independent non-executive Director	Re-elected to be an independent non-executive Director

Tokuchi Tatsuhito	Independent non-executive Director	Re-elected to be an independent non-executive Director

Simon Henry	Independent non-executive Director	Re-elected to be an independent non-executive Director

Cai Jinyong	—	Elected to be an independent non-executive Director

Jiang, Simon X.	—	Elected to be an independent non-executive Director

The biographical details of the Director candidates are set out below:

Liu Yuezhen, aged 58, is a Director of the Company and a member of the Party committee and Chief Accountant of CNPC. Mr. Liu is a researcher-level senior accountant and holds a master’s degree. Mr. Liu has nearly 40 years of working experience in the financial and accounting industry. He served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation from March 1996, the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute from February 2000, the chairman and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. from May 2003, the chief accountant of CASIC (Group) Company from November 2006, and a member of the Party committee and chief accountant of CASIC (Group) Company from December 2007. He has served as a member of the Party committee and Chief Accountant of CNPC since December 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

LETTER FROM THE BOARD

Duan Liangwei, aged 52, is a Director and President of the Company and serves concurrently as a member of the Party committee, Vice President and Safety Director of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctor’s degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Duan worked as a member of the Party committee, deputy general manager and safety director of Jilin Petrochemical Branch from February 2006, concurrently as the secretary of the Party committee and general manager of Jilin Fuel Ethanol Co., Ltd. from March 2010, the general manager and deputy secretary of the Party committee of Dagang Petrochemical Branch from September 2011, the general manager and deputy secretary of the Party committee of Dalian Petrochemical Branch, the manager of Dalian Petrochemical Company, and the director of the Enterprise Coordination Committee of Dalian Area from July 2013, the Vice President of CNPC from March 2017, and concurrently as Safety Director of CNPC from April 2017. Mr. Duan was appointed as a Director of the Company on June 2017. He served as a member of the Party committee of CNPC from September 2019. He has been appointed as the President of the Company since March 2020.

Elsie Leung Oi-sie, aged 80, is an independent non-executive Director of the Company, a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited (a company listed on the Stock Exchange with the stock code: 2628, listed on the Shanghai Stock Exchange with stock code: 601628, listed on the New York Stock Exchange with stock code: LFC), United Company RUSAL, Plc. (a company listed on the Stock Exchange with the stock code: 486, listed on Moscow Exchange with the symbol: RUAL) and China Resources Power Holdings Co., Ltd. (a company listed on the Stock Exchange with stock code: 836). Ms. Leung obtained her LLM degree from the University of Hong Kong and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region, a member of Executive Council of HKSAR and the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC. Ms. Leung was appointed as a Justice of the Peace, a Notary Public, and a China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as an independent non-executive Director of the Company on June 2017.

Tokuchi Tatsuhito, aged 67, is an independent non-executive Director of the Company and also an executive director and research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, a senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs, the P.R. of China. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master’s degree (East Asian Economy) from the Center for East Asian Studies of Stanford University. He has held the positions including the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President (responsible for investment banking business) of Daiwa Securities (Hong Kong) Inc., the vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and the vice president, managing director and the chairman of the investment banking committee of CITIC Securities Co., Ltd. (a company listed on the Stock Exchange with the stock code: 6030, listed on the Shanghai Stock Exchange with the stock code: 600030). In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s highest award for foreigners. Mr. Tokuchi was appointed as an independent non-executive Director of the Company on June 2017.

LETTER FROM THE BOARD

Simon Henry, aged 58, is an independent non-executive Director of the Company and a fellow of the UK Chartered Institute of Management Accountants, has experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a master’s degree in 1986 from Cambridge University. He joined Royal Dutch Shell (a company listed on the London Stock Exchange with the stock code: RDSA and RDSB, listed on Euronext with the stock code: RDSA and RDSB, listed on New York Stock Exchange with the stock code: RDS.A and RDS.B) in 1982. He acted for 8 years until March 2017 as executive director of the board and chief finance officer of Royal Dutch Shell. He now serves as a non-executive director and chairman of the audit committee of the board of Lloyds Banking Group (a company listed on the London Stock Exchange with the stock code: LLOY, listed on the New York Stock Exchange with the stock code: LYG) and as a non-executive director and chairman of the audit committee of the board of Rio Tinto plc. (a company listed on the Australian Securities Exchange with the stock code: RIO, listed on the London Stock Exchange with the stock code: RIO, listed on the New York Stock Exchange with the stock code: RIO). He also now serves as a member of the Defense Council for the UK Government, and chairs the Defense audit and risk assurance committee. Mr. Simon Henry was appointed as an independent non-executive Director of the Company on June 2017.

Cai Jinyong, aged 61, is partner of Global Infrastructure Partners (GIP) and a board member of Aon plc. and Global Foundries. Mr. Cai has served over 30 years in financial service industry. Mr. Cai received bachelor’s degree from Peking University and doctoral degree of economics from Boston University. Mr. Cai worked at Central Europe Bureau of the Head Office of the World Bank in charge of energy sectors from 1990 to 1994. From 1994 to 2000, he served in Morgan Stanley (a company listed on the New York Stock Exchange with the stock code: MS) and was a team member which established China International Capital Corporation Limited (a company listed on the Stock Exchange with the stock code: 3908). From 2000 to 2012, he worked in Goldman Sachs Group, Inc. (a company listed on the New York Stock Exchange with the stock code: GS), where he was in charge of the PRC Investment Banking Business. From 2012 to 2016, he served as CEO of International Finance Corporation of the World Bank Group. From 2016 to 2018, he led infrastructure business in emerging economies at TPG.

Jiang, Simon X., aged 66, has been an independent non-executive director of COSCO SHIPPING International (Hong Kong) Co., Ltd. (a company listed on the Stock Exchange with the stock code: 517) since April 2007. He is chairman of Cyber City International Limited. Mr. Jiang is also a director of China Foundation for Disabled Persons, and a senior associate at the Judge Business School of Cambridge University of England. He is currently a member of the United Nations Investments Committee. Mr. Jiang received his bachelor’s degree from Beijing Foreign Studies University, master’s degree from Australian National University and M.Phil and Ph.D degree in Economics from Cambridge University of England. Mr. Jiang was the deputy chief of United Nations Joint Staff Pension Fund Investment Management, a trustee of the Cambridge China Development Trust, a director of Zi Corporation, advisory board member of Capital International Inc., and an advisor of TPG Capital of the United States and Rothschild Investment Bank of England. He was a member of the 11th and 12th Sessions of the National Committee of the Chinese People’s Political Consultative Conference, an independent non-executive director of Nokia Corporation (a company listed on Nasdaq Helsinki with the stock code: NOKIA, listed on the New York Stock Exchange with the stock code: NOK, listed on the Euronext with the stock code: NOK) until his retirement in June 2016 and an independent non-executive director of China Petroleum & Chemical Corporation (a company listed on the Stock Exchange with stock code: 386, listed on the Shanghai Stock Exchange with stock code: 600028, American Depositary Receipt code: SNP and Global Depositary Receipt code: SNP) until his retirement in May 2018. He was an independent non-executive director at the China Oilfield Services Limited (a company listed on the Stock Exchange with stock code: 2883, listed on the Shanghai Stock Exchange with stock code: 601808) until his retirement in 2011, and an independent non-executive director of the Greenland Hong Kong Holdings Limited (a company listed on the Stock Exchange with stock code: 337)until his retirement in 2014. He has experience in fund management and corporate governance.

LETTER FROM THE BOARD

Save as disclosed above, as at the date of this circular, none of the Director Candidates set out above (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial Shareholder (as defined in the Hong Kong Listing Rules) or controlling Shareholder (as defined in the Hong Kong Listing Rules); or (iii) has any interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, as at the date of this circular, there is no information on any of the Directors Candidates that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

For the proposed election and appointment of Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors, the Board and the nomination committee under the Board (the “Nomination Committee”) have complied with the board diversity policy of the Company, the nomination policy of the Board and considered the development strategy of the Company, taking into consideration of skills and experience required for the overall operation of the Board and cultural and education background, gender, age of these candidates and other factors. The Board and the Nomination Committee are of the view that, these independent non- executive Director Candidates have the basic knowledge of the operation of companies listed in Hong Kong with extensive legal, economic, financial, management, investment or other work experience necessary to perform the duties of independent non-executive Directors, and have the ability to provide independent, fair and objective opinions on corporate affairs. Therefore, their election as independent non-executive Directors is in the best interests of the Company and Shareholders as a whole. The Nomination Committee is of the view that since Mr. Cai Jinyong has nearly 30 years of experience in the financial industry and has accumulated extensive experience in financial management (including reviewing financial statements) and Mr. Jiang, Simon X. has accumulated extensive experience in financial management (including reviewing financial statements) during his various positions in listed companies in relation to financial management, the election of Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors will supplement the professional background of the Board members in the financial management.

The Nomination Committee has made a preliminary examination on qualifications and conditions of all candidates mentioned above, and has provided suggestions to the Board. Pursuant to the law, regulations and the Articles of Association, after the approval of the Board, these candidates have been nominated as independent non-executive Director Candidates. Their appointments are subject to the consideration of and approval by the AGM and their terms of office will come to effect on the date when the approval by the AGM is obtained.

Each of the independent non-executive Director Candidates has confirmed their independence in accordance with factors set out in Rule 3.13 of the Hong Kong Listing Rules. The Board and the Nomination Committee consider that each of the independent non-executive Director Candidates meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

LETTER FROM THE BOARD

PROPOSED ELECTION AND APPOINTMENT OF SUPERVISORS

In accordance with the Articles of Association, the Supervisory Committee shall be composed of 9 members and all Supervisors will hold office for a term of three years. A supervisor may be re-elected upon the expiry of his or her term. The terms of the Supervisors, namely Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu, Mr. Lu Yaozhong and Mr. Wang Liang will expire on the date of the forthcoming AGM.

The proposals for re-election of the following candidates as Shareholder representative Supervisors (the “Supervisor Candidates”) will be put forward to the Shareholders for review and approval by way of ordinary resolutions at the forthcoming AGM. The term of office of the Supervisor Candidates, if elected, will be three years, which will commence on the date when the relevant resolutions are approved at the AGM. The Supervisor Candidates’ emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders at the AGM by reference to the their duties, responsibilities and performance and the results of the Group. In addition, according to the Articles of Association, employee representative supervisors of the Company will be elected democratically by the employee. The election results of the employee representative supervisors will be further announced.

Supervisor Candidates	Current positions in the Company	Proposals
Xu Wenrong	Chairman of the Supervisory Committee	Re-elected to be a Supervisor
Zhang Fengshan	Supervisor, Safety Director and General Manager of Quality, Safety and Environment Department	Re-elected to be a Supervisor
Jiang Lifu	Supervisor, General Manager of the Reform and Corporate Management Department	Re-elected to be a Supervisor
Lu Yaozhong	Supervisor, General Manager of M&A Department	Re-elected to be a Supervisor
Wang Liang	Supervisor, General Manager of Audit Department	Re-elected to be a Supervisor

LETTER FROM THE BOARD

The biographical details of the Supervisor candidates are set out below:

Xu Wenrong, aged 58, is the Chairman of the Supervisory Committee of the Company, and concurrently the Deputy Secretary of the Party committee and Vice President of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctor’s degree. He has over 35 years of working experience in China’s oil and gas industry. He worked as the vice director of Petroleum Geophysical Exploration Bureau from November 1997, the director and deputy secretary of the Party committee of Petroleum Geophysical Exploration Bureau from December 1999, the vice chairman, general manager and deputy secretary of the Party committee of Bureau of Geophysical Prospecting INC., China National Petroleum Corporation from December 2002, the Assistant to the President of CNPC from January 2004, concurrently as the director of the Development & Research Department of CNPC from September 2005, concurrently as the chairman of China National Logging Corporation from June 2006. He worked the member of the Party committee and director of the disciplinary committee of China COSCO Shipping Corporation Limited from May 2011, the director of China COSCO Shipping Corporation Limited from October 2011, concurrently the principal of the Party school of China COSCO Shipping Corporation Limited from December 2011, concurrently the president of the trade union of China COSCO Shipping Corporation Limited from January 2012, concurrently the dean of the Management Institute of China COSCO Shipping Corporation Limited from May 2013, the deputy general manager, member of the Party committee and director of the disciplinary committee of China COSCO Shipping Corporation Limited from February 2014. Mr. Xu served as Vice President and a member of the Party committee of CNPC from January 2016, a Director of the Company from May 2016, and the Deputy Secretary of the Party committee and Vice President of CNPC from November 2016. Mr. Xu was appointed as a Supervisor and Chairman of the Supervisory Committee of the Company on June 2017.

Zhang Fengshan, aged 58, is a Supervisor and concurrently the Safety Director and General Manager of Quality, Safety and Environment Department of the Company, and the Deputy Safety Director, General Manager of Quality, Safety and Environment Department and Director of Safety, Environment Supervision Center of CNPC. Mr. Zhang is a professor-level senior engineer and holds a master’s degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr. Zhang was the deputy director and member of the standing Party committee of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director and deputy secretary of the Party committee of Liaohe Petroleum Exploration Bureau from August 2004, general manager and deputy secretary of the Party committee of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr. Zhang has been the General Manager of Safety, Environment and Energy Conservation Department of the Company and the General Manager of Safety, Environment and Energy Conservation Department of CNPC since June 2012. In May 2014, he was appointed as a Supervisor of the Company. From July 2014, Mr. Zhang has been the Safety Director of the Company and Deputy Safety Director of CNPC. From December 2015, Mr. Zhang was appointed as the Director of Safety, Environment Supervision Center of CNPC concurrently. From December 2016, he has concurrently been serving as the General Manager of the Quality, Safety and Environmental Department of the Company and the General Manager of the Quality, Safety and Environmental Department of CNPC.

LETTER FROM THE BOARD

Jiang Lifu, aged 56, is a Supervisor of the Company, and concurrently the General Manager of the Reform and Corporate Management Department of the Company and the General Manager of the Reform and Corporate Management Department of CNPC. Mr. Jiang is a professor-level senior economist and holds a doctorate degree. He has nearly 25 years of working experience in China’s oil and gas industry. He had worked as Deputy General Manager of M&A Department of the Company since August 2003, Deputy Director of the Planning Department of CNPC from May 2005, Deputy General Manager of the Planning Department of the Company from June 2007 and concurrently Deputy Director of the Planning Department of CNPC. He has been the General Manager of the Enterprise Management Department (Internal Control and Risk Management Department) of the Company and the General Manager of the Enterprise Management Department (Internal Control and Risk Management Department) of CNPC since April 2014. In October 2014, Mr. Jiang was appointed as a Supervisor of the Company. In April 2015, he was appointed as the General Manager of the Reform and Corporate Management Department of the Company and concurrently the General Manager of the Reform and Corporate Management Department of CNPC.

Lu Yaozhong, aged 55, is a Supervisor of the Company, and concurrently the General Manager of M&A Department of the Company, and the General Manager of M&A Department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has over 30 years of working experience in China’s oil and gas industry. Mr. Lu assumed the position of the chief accountant and member of the Party committee of the Kazakhstan branch from December 2009, and the chief accountant and member of the Party committee of the overseas exploration and development branch (China National Oil and Gas Exploration and Development Corporation) from August 2013, and the General Manager of the M&A Department of the Company, and concurrently the General Manager of the M&A Department of CNPC from April 2017. In June 2017, Mr. Lu was appointed as a Supervisor of the Company.

Wang Liang, aged 57, is a Supervisor of the Company and concurrently the General Manager of Audit Department of the Company and the General Manager of Audit Department, Director and Deputy Secretary of the Party committee of Audit Service Center of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has nearly 40 years of working experience in China’s oil and gas industry. He had worked as a director, chief accountant and member of the Party committee in China National Petroleum Offshore Engineering Co., Ltd. from January 2005, a member of the Party committee and deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of Generali China Insurance Co., Ltd. from April 2007, the chief accountant and member of the Party committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and deputy secretary of the Party committee of CNPC Assets Management Co., Ltd. from October 2009, the chairman, general manager and deputy secretary of the Party committee of Kunlun Trust Co., Ltd. from March 2014, the chairman, secretary of the Party committee, secretary of the disciplinary committee and president of the trade union of CNPC Assets Management Co., Ltd. from July 2014, the secretary of the Party committee, secretary of the disciplinary committee, president of the trade union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. He has been the General Manager of Audit Department of the Company and concurrently the General Manager of Audit Department, Director and Secretary of the Party committee of Audit Service Center of CNPC from May 2017. Mr. Wang was appointed as a Supervisor of the Company from October 2017. From November 2017, he served concurrently as the Deputy Secretary of the Party committee of the Audit Service Center of CNPC.

Save as disclosed above, as at the date of this circular, none of the Supervisor Candidates set out above (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial Shareholder (as defined in the Hong Kong Listing Rules) or controlling Shareholder (as defined in the Hong Kong Listing Rules); or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

LETTER FROM THE BOARD

Save as disclosed above, as at the date of this circular, there is no information on any of the Supervisor Candidates that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD

In order to improve the efficiency in guarantee and credit businesses while controlling the risks in external guarantees, the Group has formed an overall arrangement on the provision of guarantee for the subsidiaries and affiliated companies of the Company (the “Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board”).

According to the needs for routine production and operation, the Group intends to provide guarantees to the following subsidiaries and affiliated companies of the Company in 2020, with an aggregate amount of approximately RMB234.2 billion, including (i) approximately RMB89.0 billion of bank credit guarantee by means of letter of guarantee, banker’s acceptance bill, and letter of credit; (ii) approximately RMB114.2 billion of parent company guarantees for project performance; and (iii) approximately RMB31.0 billion of parent company guarantees for debt financing.

The table below sets out the details:

				Unit: RMB10,000

				Guarantee
Type	No.	The Guarantor	The Guaranteed	mount

Credit guarantee	1	The Company	PetroChina International Co., LTD and its wholly-owned subsidiaries	8,245,770
	2	Kunlun Energy Company Limited	Subordinate units of Kunlun Energy Company Limited	200,000
	3	The Company	PetroChina Canada Ltd.	104,059
	4	The Company	Daqing Oilfield Co., Ltd.	98,500
	5	The Company	PetroChina Yunnan Petrochemical Company Limited	63,000
	6	The Company	PetroChina Fuel Oil Company Limited	60,000
	7	The Company	PetroChina (China Zhejiang Pilot Free Trade Zone) Fuel Oil Company Limited	42,000
	8	The Company	Arrow Energy Pty Ltd.	30,000
	9	The Company	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd.	15,000
	10	The Company	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	12,000
	11	The Company	PetroChina (Wenzhou) Bituminous Fuel Co., Ltd.	10,000
	12	The Company	PetroChina (Jiangsu) Bituminous Fuel Co., Ltd.	5,000
	13	The Company	Panjin PetroChina Liaohe Bitumen Co., Ltd.	4,000
	14	The Company	PetroChina International Limited	2,250
	15	The Company	Richfit International FZ-LLC	2,250

LETTER FROM THE BOARD

				Guarantee
Type	No.	The Guarantor	The Guaranteed	mount

	16	The Company	Daqing Oilfield Engineering Co., Ltd.	1,500

		Subtotal		8,895,329

Performance guarantee	1	The Company	PetroChina Kitimat LNG Partnership	3,708,377
	2	The Company	PetroChina Investment (Hong Kong) Limited	3,400,000
	3	PetroChina International Co., LTD	PetroChina International Co., LTD and its wholly-owned subsidiaries	2,857,365
	4	PetroChina International Co., LTD	PetroIneos Trading Limited	639,835
	5	PetroChina International Northeast Co., Ltd.	PetroChina (Dalian) Oil Storage Co., Ltd.	193,200
	6	The Company	PetroChina Canada Ltd.	198,843
	7	PetroChina Investment Overseas Limited	PetroChina International (Australia) Limited	177,750
	8	PetroChina	Singapore Petroleum (Hong Kong) Limited	140,000
	9	PetroChina International (Hong Kong) Co., LTD	Soaring Dragon Enterprise Ltd.	35,000
	10	PetroChina Fuel Oil Company Limited	PetroChina (Jiangsu) Bituminous Fuel Co., Ltd.	24,000
	11	PetroChina Fuel Oil Company Limited	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	15,000
	12	PetroChina Fuel Oil Company Limited	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd.	15,000
	13	PetroChina Fuel Oil Company Limited	PetroChina (Wenzhou) Bituminous Fuel Co., Ltd.	15,000

		Subtotal		11,419,370

Financing guarantee	1	The Company	PetroChina Canada Ltd.	1,328,149
	2	The Company	PetroChina Investment Overseas Limited	1,000,000
	3	CNODC International Holding Limited	JV KazGerMunai LLP	225,000
	4	PetroChina Kunlun Gas Limited	Xinjiang Jinyuan Energy Co., Ltd.	220,000
	5	China Gas Clean Energy Investment Co., Ltd.	Hebei Huaqi Natural Gas Co., Ltd.	94,308

 LETTER FROM THE BOARD

				Guarantee
Type	No.	The Guarantor	The Guaranteed	mount

	6	Kunlun Energy Company Limited	China Natural Gas Corporation Limited	85,000
	7	PetroChina Kunlun Gas Limited	Xinjiang Guangrun Gas Co., Ltd.	53,855
	8	The Company	PetroChina (Guizhou) Natural Gas Pipeline Network Co., Ltd.	50,000
	9	PetroChina Kunlun Gas Limited	Hengyang Natural Gas Co., Ltd.	34,900
	10	The Company	Huangshi PetroChina Trading Energy Co., Ltd.	3,000
	11	China Gas Clean Energy Investment Co., Ltd.	China Natural Gas (Jinzhou) Co., Ltd.	2,785
	12	China Gas Clean Energy Investment Co., Ltd.	Handan Huaqi Yizhao Natural Gas Co., Ltd.	1,900
	13	China Gas Clean Energy Investment Co., Ltd.	Hebei Huaqi Shengda Clean Energy Investment Co., Ltd.	1,500
	14	China Gas Clean Energy Investment Co., Ltd.	Baoding Zhongmao Energy Co., Ltd.	1,400
	15	PetroChina Kunlun Gas Limited	PetroChina Kunlun (Lianyungang) Gas Limited	612

		Subtotal		3,102,409

		Total		23,417,108

LETTER FROM THE BOARD

The above guarantees to be provided by the Company and its subsidiaries are arranged according to the current business demands. In the event of any possible change, within the total amount of guarantees that a single guarantor provides to the entities to be guaranteed under the guarantee plan, such guarantor can adjust the guarantee amount to any of the entities to be guaranteed, or provides guarantee to any possible entities to be guaranteed outside the guarantee plan.

It is estimated that the aggregate external guarantees to be provided by the Company and its subsidiaries in 2020 will amount to RMB234.2 billion, all of which will be provided to the subsidiaries and affiliated companies of the Company. This amount of the aggregate external guarantees accounts for 19.04% of audited net assets of the Company as at 31 December 2019.

According to the Shanghai Listing Rules and the Articles of Association, if the Company intends to provide guarantees to the entities to be guaranteed with debt to asset ratio exceeds 70%, such guarantee plan is subject to approval by the Shareholders in a general meeting. The debt to asset ratio of some entities to be guaranteed under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board exceed 70%. Therefore, it is subject to approval by the Shareholders in a general meeting.

As at the date of this circular, certain guaranteed in the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board, including PetroChina International Limited and PetroChina (Wenzhou) Bituminous Fuel Co., Ltd. are non wholly-owned subsidiaries of the Company. CNPC, the Company’s controlling Shareholder, directly or indirectly holds 10% or more of the equity interests in the above subsidiaries of the Company. As a result, the above subsidiaries of the Company constitute connected subsidiaries of the Company under Chapter 14A of the Hong Kong Listing Rules. As at the date of this circular, the Company and CNPC are both shareholders of JV KazGerMunai LLP, in which CNPC holds 10% or more of the equity interests and therefore JV KazGerMunai LLP constitutes a commonly held entity of the Company and CNPC under the Chapter 14A of the Hong Kong Listing Rules. As at the date of this circular, Richfit International FZ-LLC is a non wholly-owned subsidiary of CNPC, the Company’s controlling Shareholder. As a result, Richfit International FZ-LLC constitutes a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the provision of guarantee from the Group to such connected subsidiaries, a commonly held entity of the Company and CNPC and the subsidiary of CNPC constitutes connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules (the “Connected Guarantee Transactions”).

Reference is made to the circular of the Company dated 8 September 2017 in relation to the comprehensive products and services agreement entered into between CNPC and the Company. The transactions under the comprehensive products and services agreement and the annual cap therefore have been approved by the Shareholders on 26 October 2017 at the general meeting of the Company. The Connected Guarantee Transactions will be conducted within the scope of the above agreement. As such, the Connected Guarantee Transactions are not subject to separate announcement and shareholders approval requirements under the Hong Kong Listing Rules. In addition, the guarantee under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board will not constitute a discloseable transaction under the Hong Kong Listing Rules. The Company proposed the resolution for Shareholder’s approval pursuant to the requirements of the Shanghai Listing Rules and the Articles of Association.

This resolution was approved by the Board on 26 March 2020. In accordance to the Shanghai Listing Rules and the Articles of Association, an ordinary resolution will be proposed at the AGM to approve the plan for guarantees to be provided to subsidiaries and affiliated companies of the Company with an aggregate amount of RMB234.2 billion, and authorize the Board to consider and approve the matters relating to Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board.

LETTER FROM THE BOARD

GENERAL MANDATE TO ISSUE BONDS

In order to satisfy operational and production needs, adjust debt structure, reduce financing costs of the Company, and in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any debt financing instruments, a special resolution will be proposed at the AGM to grant an unconditional general mandate to the Board that during the period as permitted under the general mandate, to separately or concurrently, issue one or several types of debt financing instrument.

The Board proposes to the Shareholders to generally and unconditionally authorize the Board at the AGM, to determine and deal with the issuance of debt financing instruments denominated in Renminbi or other foreign currency, including but not limited to corporate bonds, short-term financing bonds, super and short-term financing bonds, medium-term notes, enterprise bonds, asset securitization products and asset-backed securities, with outstanding balance of not more than RMB150 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue) and a maturity period of not more than 30 years, either under a single category with fixed term or a portfolio with different maturities (the “Bond Issue Mandate”). The Board is authorized to determine the specific terms and amount of the debt financing instruments with different maturities, depending on the regulatory requirements and market conditions. The debt financing instruments can be issued to the Shareholders by placing and the specific arrangement (including whether or not to make placing, the proportion of the placing and etc.) shall be determined by the Board based on the market conditions and terms of the issue. The proceeds of any issuance of the debt instruments under the Bond Issue Mandate are expected to be applied to satisfy the operational and production needs, adjust debt structure, increase liquidity of the Company, repay debts of the Company and/or finance the capital expenditure on project investments, and the specific use of proceeds shall be determined by the Board based on the fund needs of the Company.

The period of the Bond Issue Mandate starts from the passing of the special resolution at the AGM until the conclusion of the 2020 annual general meeting of the Company to be held in 2021. If the Board and/or its authorized representative has determined to issue debt financing instruments within the period of the Bond Issue Mandate and the Company obtains approvals, permission or registration from relevant regulatory authorities within the same period, the Company then is allowed to complete the issuance within the period confirmed by such approvals, permission or registration.

GENERAL MANDATE TO ISSUE SHARES

At the 2018 annual general meeting of the Company held on 13 June 2019, a general mandate was given to the Board to issue Shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to renew the unconditional general mandate to the Board that during the period as permitted under the general mandate and in accordance with the status quo of the market, to issue and deal with domestic shares (A Shares) and/ or overseas listed foreign shares (H Shares) of the Company of not more than 10% of each of the existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of the relevant resolution being passed at the AGM, to make any proposals, enter into any agreements or grant any share options or conversion rights with this regard and to determine the terms and conditions of the issue (the “Share Issue Mandate”). The Company did not obtain any other special mandate to issue new Shares in the past 12 months. The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new Shares under the Share Issue Mandate.

LETTER FROM THE BOARD

The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares (H Shares) under the Share Issue Mandate, and is not required to convene class meetings of the Shareholders in respect of any issue of domestic shares (A Shares) under the Share Issue Mandate. However, notwithstanding the Board has been given the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares (A Shares) if such approval is required pursuant to the relevant PRC laws and regulations.

ANNUAL GENERAL MEETING

The AGM will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 11 June 2020 at 9 a.m. to approve, among other things, the proposed election and appointment of Directors, the proposed election and appointment of Supervisors and the proposed Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board by way of ordinary resolutions, and the proposed Bond Issue Mandate and the proposed Share Issue Mandate by way of special resolutions. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

The AGM Notice is set out on pages 18 to 23 of this circular.

Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM (i.e., by no later than 9:00 a.m. on Wednesday, 10 June 2020). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company on Tuesday, 12 May 2020 are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 12 May 2020 to 11 June 2020 (both days inclusive), during which period no share transfer of H Shares will be registered. In order to qualify for attending and voting at the AGM, holders of H Shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 11 May 2020.

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement again. The AGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors believe the proposed election and appointment of Directors, the proposed election and appointment of Supervisors, the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board, the Bond Issue Mandate and the Share Issue Mandate are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Dai Houliang
Chairman

NOTICE OF ANNUAL GENERAL MEETING

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2019

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2019 will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 11 June 2020 at 9 a.m. to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2019;

2.	To consider and approve the report of the supervisory committee of the Company for the year 2019;

3.	To consider and approve the financial report of the Company for the year 2019;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2019 in the amount and in the manner recommended by the Board;

5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2020;

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2020 and to authorise the Board to determine their remuneration;

7.	To consider and approve the election and appointment of the following persons nominated as directors of the Company:

(1)	Liu Yuezhen as a director of the Company;

(2)	Duan Liangwei as a director of the Company.

8.	To consider and approve the election and appointment of the following persons nominated as independent non-executive directors of the Company:

(1)	Elsie Leung Oi-sie as an independent non-executive director of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(2)	Tokuchi Tatsuhito as an independent non-executive director of the Company;

(3)	Simon Henry as an independent non-executive director of the Company;

(4)	Cai Jinyong as an independent non-executive director of the Company;

(5)	Jiang, Simon X. as an independent non-executive director of the Company.

9.	To consider and approve the election and appointment of the following persons nominated as supervisors of the Company:

(1)	Xu Wenrong as a supervisor of the Company;

(2)	Zhang Fengshan as a supervisor of the Company;

(3)	Jiang Lifu as a supervisor of the Company;

(4)	Lu Yaozhong as a supervisor of the Company;

(5)	Wang Liang as a supervisor of the Company.

10.	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board;

SPECIAL RESOLUTIONS

To consider and, if thought fit, to pass the following as special resolutions:

11.	To consider and approve the unconditional granting of a general mandate to the Board to issue debt financing instruments of the Company:

“THAT:

(a)	The Board be and is hereby granted an unconditional general mandate to determine and deal with the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB150 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board.

(b)	The Board be and is hereby authorized to determine and approve the category, specific types, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue methods, issue prices, coupon rates or methods of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ general meeting, specific placing arrangements and underwriting arrangements.

NOTICE OF ANNUAL GENERAL MEETING

(c)	The Board be and is hereby authorized to take actions and steps as it may consider necessary or supplementary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bond holders and handling other relevant issues on issue and trading activities).

(d)	Where the Board has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified.

(e)	The Board be and is hereby authorized to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ general meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ general meeting as required by the relevant laws, regulations and the articles of association of the Company.

(f)	The Board be and is hereby authorized to determine and deal with relevant issues in connection with the listing of such debt financing instruments after the issue of such debt financing instruments.

(g)	In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorized to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations.

(h)	the Board be and is hereby authorized to further authorize the chief financial officer of the Company to exercise all such power granted to the Board by reference to the specific needs of the Company and other market conditions, subject to the approval and authorization of sub-paragraphs (b) to (g) of this resolution at the annual general meeting.

(i)	For the purpose of information disclosure, the secretary to the Board is authorized to approve, sign and distribute relevant announcements, notice of shareholders’ general meeting, circulars and other documents pursuant to the applicable listing rules of the stock exchanges on which the shares of the Company are listed.

(j)	The period of the issuance of debt financing instruments commences from the passing of the mandate at this annual general meeting and ends on the 2020 annual general meeting of the Company.”

12.	To consider and approve the granting of a general mandate to the Board to issue the Shares:

“THAT:

(a)	Subject to paragraph (b) below, relevant laws and regulations, the regulatory rules of the places where the Company is listed and the articles of association of the Company, the Board be and is hereby granted an unconditional general mandate to separately or concurrently issue additional domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company in accordance with the status quo of the market during the relevant period, including to decide on the class and number of Shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the opening and closing date and time of such issue; the class and number of Shares to be issued to existing shareholders of the Company, and use of proceeds; to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

NOTICE OF ANNUAL GENERAL MEETING

(b)	The number of the domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) separately or concurrently issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with the general mandate in paragraph (a) above shall not exceed 10% of each of existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of passing of this resolution at this annual general meeting.

(c)	The Board may make any proposals, enter into any agreements or grant any share options or conversion rights which require or may require the exercise, after the expiry of the relevant period of this mandate, of the power mentioned above.

(d)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the 2019 annual general meeting until the earliest of: (i) the conclusion of the 2020 annual general meeting of the Company; (ii) the expiration of the 12-month period following the passing of this resolution at the 2019 annual general meeting; and (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(e)	The Board be and is hereby authorised to increase the registered share capital and make such amendments to the articles of association of the Company in due course as it thinks fit so as to reflect the new capital structure and the new registered share capital of the Company by reference to the manner of the issuance, class and number of shares of the Company issued, as well as the actual status of the capital structure of the Company after completion of such issuance.

(f)	The Board be and is hereby authorised to execute and do or procure to be executed and done, all such things as it may consider necessary in connection with the issue of such shares under the general mandate so long as the same does not contravene laws, regulations, regulatory rules of the places where the Company is listed, or the articles of association of the Company.

(g)	In order to facilitate executing the general mandate in accordance with the paragraphs above in a timely manner, the Board be and is hereby authorised to establish a special committee of the Board (the “Special Committee”) comprising chairman of the Board, an executive director and a non-executive director of the Company and to authorise such committee on the passing of sub-paragraphs (a) to (f) above at this annual general meeting and within the relevant period of this mandate:

(i)	depending on the actual market conditions, to determine the method of issuance, the target for issuance as well as the amount and proportion of issuance, pricing method and/or price of issuance (including price range), the start and end time, the listing time, use of proceeds and other matters;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	to make any proposals, enter into any agreements or grant any share options or conversion rights which is necessary to or may be necessary to involve the exercise of the power mentioned above after the relevant period of this mandate;

(iii)	to engage professional agencies and sign relevant engagement agreements;

(iv)	to sign the underwriting agreement, sponsors agreement, listing agreement and all other documents as considered necessary for executing the general mandate on behalf of the Company;

(v)	to handle the registration of change in registered share capital and shareholders on a timely basis according to the manner of issuance, type and amount of the shares issued and the actual situation of the capital structure of the Company after completion of such issuance;

(vi)	to apply for approval, registration, filing and other procedures in connection with the issuance and listing of such shares with the relevant authorities on behalf of the Company;

(vii)	to determine and pay the listing fee and application fee;

(viii)	to amend the articles of association of the Company and make necessary registration and filing according to the manner of issuance, type and number of the shares issued and the actual situation of the capital structure of the Company after completion of such issuance; and

(ix)	to deal with all other procedures and issues as the Special Committee of the Board may consider necessary in connection with the issue of shares under the general mandate.

The resolution of the Special Committee shall be approved by at least two members of such committee.

(h)	The Board will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, or the listing rules of the stock exchanges on which the shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and other relevant PRC government authorities are obtained and the Special Committee will only exercise its power under such mandate in accordance with the power granted by the shareholders of the Company to the Board at the annual general meeting.”

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

22 April 2020

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Important: You should first review the annual report of the Company for the year 2019 before appointing a proxy. The annual report for the year 2019 is expected to be despatched to the shareholders of the company (the “Shareholders”) on or before 30 April 2020 to the addresses as shown in the register of members of the Company. The annual report for the year 2019 will include the ordinary resolutions 1 to 4 above for review by the Shareholders.

2.	The register of members of H Shares of the Company will be closed from Tuesday, 12 May 2020 to Thursday, 11 June 2020 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 11 May 2020. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Tuesday, 12 May 2020 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Shops 1712–1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Wanchai, Hong Kong

3.	Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2019.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the secretariat of the Board (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting (i.e., by no later than 9:00 a.m. on Wednesday, 10 June 2020). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.	The completed and signed reply slip accompanying each notice of annual general meeting should be delivered to the secretariat of the Board for holders of A shares at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before Thursday, 22 May 2020 personally, by mail or by fax (fax number: (8610) 6209 9561); to Hong Kong Registrars Limited for holders of H shares at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

7.	This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the secretariat of the Board is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6624

Fax: (8610) 6209 9561

9.	As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.